Exhibit 99.2

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP LAUNCHES A DRILL PROGRAM FOR GOLD MINERALIZATION AT THE LMW, LME AND TLP MINES, YING MINING DISTRICT, CHINA

VANCOUVER, BRITISH COLUMBIA – May 28, 2020 – Silvercorp Metals Inc. ("Silvercorp" or the “Company”) is pleased to report that a drill program targeting gold (“Au”) mineralization is underway at the LMW, LME and TLP mines within the Ying Mining District, Henan Province, China.

Silvercorp has previously reported limited gold assay results in news releases dated January 4, 2011, January 10, 2011, January 26, 2012, February 13, 2012, August 20, 2012, January 31, 2013 and February 19, 2014 for the LMW, LME and TLP mines, but as the focus was on mining silver-lead-zinc veins the characterization of gold mineralization was poorly understood. As such, many gold-bearing intercept results from drilling over the years have never been released as they do not fit into any known silver-lead-zinc veins that are mined by the Company.

Recent tunneling programs have exposed gently-dipping quartz-ankerite-sulfide shear zones with high gold and copper values, such as LM22 and LM26 at the LMW mine and LM4E2 at the LME mine. The photos below show the exposed LM22 structure from the LMW mine of a massive quartz-ankerite-sulfide vein composed of 19% Cu and 20 g/t Au over 0.3 metres (“m”) within a silicification shear zone. This clearly shows that the gold-mineralized, sub-horizontal, quartz-ankerite-sulfide shear zones were cut and over-printed by the later stage sub-vertical silver-lead-zinc veins that Silvercorp has been mining.

Figure 1

Figure 2

Initial sample results from these tunnels and decline are listed in Table 1. LM22, from the decline at 805 m elevation, extends 30 m long with a 0.43 m sample width and an average grade of 13.95 g/t Au, 2.2% Cu and 26 g/t Ag. Vein LM26 also contains high copper and gold values.

Table 1: Au mineralized zones exposed by drift tunneling at the LMW and LME mines
Mines	Tunnel ID	Target	Level	Length	Sample Width	Au	Ag	Pb	Zn	Cu
		Vein	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)
LMW	PD924-LM22-834-3SYM_Decline	LM22	805	30.0	0.43	13.95	26	0.09	0.03	2.20
LMW	PD924-LM22-834-3NYM	LM22	834	15.0	0.30	4.35	19	0.03	0.02	3.85
LMW	XPDN-LM26-650-3WYM	LM26	650	10.0	0.46	1.52	207	0.99	0.34	0.79

With the discovery of the sub-horizontal nature of gold-related shear zones, the Company has re-examined its database for drill intercepts with gold grades in earlier drilling programs. Table 2 lists the assay results of the drill holes with gold values higher than 2.0 g/t that have not been released before. Most of these gold carrying intercepts were not mined as many tunnels advanced horizontally and did not hit these sub-horizontal shear zones.

The intercepts from Table 2 are relatively narrow, which is mostly due to selective sampling techniques as current exploration in the Ying Mining District is targeting narrow veins. Logging of the drill core shows much wider quartz-ankerite-epidote-k-feldspar-biotite-sulfide alteration, but only narrow samples were taken in most occasions.

From Table 2, sub-horizontal shear zone LM22 was intercepted by three sub-vertical drill holes ZKX0308, ZKX0310 and ZKX0309 near 840 m elevation. ZKX0308 has a sample width of 0.28 m grading 22.65 g/t Au and 19.8% Cu, ZKX0310 has a sample width of 0.50 m grading 75.7 g/t Au and 0.35% Cu, and ZKX0309 has a sample width of 0.28 m grading 63.5 g/t Au and 0.32% Cu. ZKX0309 also intercepted multiple sub-horizontal shear zones, including LM26 with a sample width of 0.61 m grading 4.7 g/t Au at 662 m elevation, and an unknown shear zone at 403 m elevation with a sample width of 0.91 m grading 2.55 g/t Au.

LM26 was also intercepted by drill hole ZKX0306 at 625 m elevation with a sample width of 0.57 m grading 22.35 g/t Au.

Highlights of selected drill hole interceptions with higher Au values:

  Hole ZKX10505 has a sample width 0.51m from 397.94 m to 398.45 m, grading 25.42 g/t Au and 15 g/t Ag from LMW;

  Hole ZKL5033 has a sample width of 0.55m grading 29.5 g/t Au from LME

  Hole ZK-b-1124 has a sample width of 1.22 m grading 9.17 g/t Au, 314 g/t Ag and 2.12% Pb from TLP;

  Hole ZKT05S35 has a sample width of 2.0 m grading 3.92 g/t Au, 2765 g/t Ag, 4.95% Pb and 0.88% Cu from TLP;

  Hole ZKT2901 has a sample width of 2.54 m grading 3.6 g/t Au, 266 g/t Ag, 8.55% Pb and 3.52% Cu from TLP.

Table 2: Selected drill holes with higher Au values
Mine	Hole ID	From	To	Interval	Elevation	Au	Ag	Pb	Zn	Cu	Vein	Year	Ag-Pb-Zn
		(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)			Released
LMW	ZKX10505	397.94	398.45	0.51	411	25.42	15	0.03	0.06	0.01		2019
LMW	ZKX10508	174.83	175.70	0.87	545	2.22	5	0.02	0.01	0.00		2019
LMW	ZKX10916	369.59	369.89	0.30	434	2.17	4	0.02	0.02	0.01		2019
LMW	ZKX12004	28.50	29.22	0.72	886	4.96	4	0.02	0.01	1.93		2019

LMW	ZKX117PA01	171.26	172.59	1.33	918	3.70	4	0.02	0.01	0.06		2017
LMW	ZKX02Q01	189.37	190.10	0.73	787	3.71	351	2.62	1.32	2.56		2016	Released
LMW	ZKX0662	211.28	212.36	1.08	743	5.62	1	0.01	0.01	0.01		2016
LMW	ZKX104S23	187.44	188.64	1.20	796	2.18	295	3.35	0.18	0.07		2013	Released
LMW	ZKX0604	155.71	155.88	0.17	864	4.45	27	0.05	0.11	1.97		2012
LMW	ZKX1124	32.20	32.46	0.26	892	4.27	8	0.01	0.01	0.01	LM22	2012
LMW	ZKX2201	209.23	210.33	1.10	805	4.06	3	0.01	0.01	0.01		2012
LMW	ZKX0001	306.98	307.28	0.30	759	4.54	3	0.01	0.01	0.01		2011
LMW	ZKX0001	332.55	333.42	0.87	745	4.04	4	0.01	0.01	0.32		2011
LMW	ZKX0003	542.20	542.40	0.20	512	2.89	34	0.07	0.02	1.84		2011
LMW	ZKX0004	617.55	618.21	0.66	399	8.84	1206	5.60	1.65	0.48		2011
LMW	ZKX0404	31.79	33.22	1.43	907	3.06	9	0.03	0.03	0.01		2011
LMW	ZKX0405	286.09	286.39	0.30	734	19.70	4	0.01	0.03	0.33		2011
LMW	ZKX0406	256.04	256.24	0.20	726	135.00	27	0.01	0.07	4.28		2011
LMW	ZKX10604	334.52	335.12	0.60	811	21.60	81	0.56	0.31	0.01		2011
LMW	ZKX10606	149.78	150.82	1.04	851	5.59	6	0.05	0.03	0.01	LM22	2011
LMW	ZKX10607	140.97	141.58	0.61	848	3.95	25	0.53	0.88	0.02		2011
LMW	ZKX0305	341.77	342.10	0.33	689	10.23	12	0.12	0.05	0.08		2010
LMW	ZKX0306	368.90	369.47	0.57	625	22.35	8	0.04	0.01	0.05	LM26	2010
LMW	ZKX0307	150.43	150.71	0.28	786	3.55	23	0.04	0.02	2.62		2010
LMW	ZKX0308	79.66	79.94	0.28	843	22.65	141	0.17	0.14	19.80	LM22	2010
LMW	ZKX0308	194.30	194.44	0.14	735	3.98	22	0.31	0.02	0.80		2010
LMW	ZKX0309	80.10	80.32	0.22	841	63.50	8	0.09	0.07	0.32	LM22	2010
LMW	ZKX0309	264.95	265.56	0.61	662	4.70	3	0.01	0.02	0.12	LM26	2010
LMW	ZKX0309	402.95	403.89	0.94	403	2.55	3	0.03	0.01	0.05		2010
LMW	ZKX0310	84.37	84.87	0.50	834	75.74	6	0.02	0.01	0.35	LM22	2010
LME	ZKL54T1701	393.93	397.47	3.54	520	2.54	31	0.64	0.61	0.00	LM4E2	2019
LME	ZKL58T1703	363.71	364.70	0.99	547	4.94	43	0.50	0.71	0.01	LM4E2	2019
LME	ZKL6712	153.05	153.64	0.59	728	7.30	19	1.93	0.02	0.02	LM4E2	2019
LME	ZKL7605	672.22	672.83	0.61	214	3.99	5	0.02	0.02	0.00		2019
LME	ZKL5033	454.22	454.77	0.55	64	29.50	15	0.03	0.03	0.01		2017
LME	ZKL5337	297.77	298.22	0.45	239	3.01	315	0.58	0.43	0.04		2017	Released
LME	ZKL5337	300.94	301.54	0.60	236	2.12	4229	19.76	0.96	0.15		2017	Released
LME	ZKL53A21	91.96	92.68	0.72	522	2.35	5	0.16	0.02	0.02		2017
LME	ZKL5421	303.48	304.39	0.91	283	2.63	50	0.79	0.38	0.02		2017
LME	ZKL5421	358.91	359.18	0.27	245	3.51	5	0.03	0.07	0.02		2017
LME	ZKL5422	392.93	393.25	0.32	160	2.69	154	4.08	2.95	0.27		2017	Released
LME	ZKL5422	424.88	426.14	1.26	132	2.72	182	9.08	1.79	0.14		2017	Released
LME	ZKL5422	428.12	428.68	0.56	130	2.64	197	0.70	0.19	0.20		2017
LME	ZKL5423	497.66	498.30	0.64	38	3.77	194	1.36	1.46	0.07		2017
LME	ZKL55A21	62.38	63.13	0.75	530	2.11	89	0.43	0.60	0.21		2017
LME	ZKL58S19	237.49	237.69	0.20	374	3.70	73	0.77	0.15	0.01		2017
LMF	ZKL7005	400.30	400.77	0.47	272	2.81	5	0.06	0.12	0.01		2017
LME	ZKL5144	486.69	487.18	0.49	518	2.31	5	0.03	0.09	0.01		2016
LME	ZKL7004	330.85	331.33	0.48	350	7.45	1821	2.54	0.34	0.08		2016
LME	ZKL5342	67.16	68.51	1.35	543	2.98	4	0.05	0.03	0.01	LM4E2	2015
LME	ZKL58S17	226.24	226.79	0.55	397	3.04	338	0.74	0.48	0.06		2015
LME	ZKL58S17	233.02	233.85	0.83	391	3.81	185	3.23	0.93	0.02		2015

LME	ZK160401	105.51	105.77	0.26	1106	2.33	1	0.00	0.00	0.00		2011
LME	ZKL5305	297.25	297.87	0.62	567	2.78	10	0.47	0.26	0.01	LM4E2	2010
LME	ZKL5305	328.50	328.66	0.16	538	10.56	3	0.05	0.01	0.02		2010
LME	ZKL5305	384.54	384.93	0.39	486	3.56	5	0.08	0.01	0.01		2010
LME	ZKL6103	252.51	253.94	1.43	597	3.43	25	0.13	0.18	0.01	LM4E2	2010
LME	ZKL6703	256.77	257.37	0.60	598	2.08	2	0.01	0.02	0.01		2010
LME	ZKL6902	285.56	286.73	1.17	566	2.28	37	0.19	0.17	0.02		2010
LME	ZKL6903	276.81	278.10	1.29	587	2.46	13	0.14	0.10	0.01		2010
TLP	ZKG0527	537.22	537.63	0.41	195	2.02	6	0.27	0.02	0.01		2019
TLP	ZKG0934	336.58	337.70	1.12	541	4.41	9	0.10	0.14	0.00		2017
TLP	ZKTA2402	162.26	164.52	2.26	894	2.87	7	0.03	0.06	0.01		2016
TLP	ZK-b-1124	281.07	282.29	1.22	497	9.17	314	2.12	0.33	0.04		2014
TLP	ZKX10607	140.97	141.58	0.61	848	3.95	25	0.53	0.88	0.02		2014
TLP	ZK-b-2510	429.20	430.10	0.90	404	2.32	331	10.02	1.32	0.51		2013	Released
TLP	ZKG0404	304.94	305.90	0.96	553	4.30	1761	9.45	1.56	0.13		2012	Released
TLP	ZKG1401	75.47	76.19	0.72	802	3.48	71	0.09	0.05	0.01		2011
TLP	ZKT05S35	188.02	190.02	2.00	733	3.92	2765	4.95	0.80	0.88		2011
TLP	ZKT11S31	61.46	62.00	0.54	888	2.29	75	1.95	0.39	0.05		2011
TLP	ZKT13S31	112.87	113.77	0.90	867	4.27	6	0.02	0.03	0.01		2011
TLP	ZKT0701	84.04	84.36	0.32	714	2.46	1149	7.15	2.22	0.15		2010
TLP	ZKT0701	98.29	98.55	0.26	706	3.46	77	2.77	0.45	0.73		2010
TLP	ZKT0904	119.08	119.69	0.61	643	3.05	198	0.36	0.50	0.03		2010
TLP	ZKT09S32	222.00	222.73	0.73	682	2.09	167	1.99	0.70	0.55		2010
TLP	ZKT1301	145.63	145.94	0.31	666	2.70	249	7.02	1.47	2.22		2010
TLP	ZKT13S1	44.90	45.18	0.28	738	3.04	711	3.00	0.19	3.52		2010
TLP	ZKT2105	291.86	293.52	1.66	463	3.05	22	0.08	0.09	0.03		2010
TLP	ZKT21S4	43.70	44.25	0.55	772	7.62	478	2.98	0.15	6.54		2010
TLP	ZKT31S1	63.73	64.03	0.30	762	4.28	146	24.24	0.12	0.16		2010
TLP	ZKT2901	180.72	183.26	2.54	638	3.60	266	8.55	0.63	3.52		2009
TLP	ZKT2904	238.00	239.64	1.64	525	3.83	110	0.60	0.15	1.58		2009
TLP	ZKT33S22	59.16	60.73	1.57	707	2.95	4	0.23	0.01	0.11		2009
TLP	ZK0601	361.12	361.48	0.36	636	2.75	256	0.71	4.28	0.10		2008

Currently, the historical drill cores are being re-logged and sampled for the alteration zones not previously sampled and assayed. Meanwhile, the Company will focus its ongoing drilling program to target gold bearing zones intercepted by the above drill holes with a total of ten drill rigs at the LMW, TLP and LME mines (three underground rigs and two surface rigs for LMW, three underground rigs for TLP, and two underground rigs for LME) with the intention of continuous sampling of all alteration zones to test for the existence of broad gold mineralization zones.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security-sealed bags to the Chengde Huakan 514 Geology and Minerals Test and

Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China. Both labs are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s most recent Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.